[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

June 3, 2009

VIA EDGAR CORRESPONDENCE

Todd K. Schiffman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc.

Amendment No. 1 to Registration Statement on Form S-4 and

Documents Incorporated By Reference

(Filed May 13, 2009, File No. 333-158100)

Amendment No. 1 to Preliminary Preferred Stock Proxy Statement

(Filed May 13, 2009, File No. 001-09924)

Amendment No. 1 to Preliminary Common Stock Proxy Statement

(Filed May 13, 2009, File No. 001-09924)

Dear Mr. Schiffman:

On behalf of Citigroup Inc. (the “Company” or “Citigroup”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 26, 2009 with respect to the above referenced (a) Amendment No. 1 to Registration Statement on Form S-4 and Documents Incorporated By Reference filed on May 13, 2009, (b) Amendment No. 1 to Preliminary Preferred Stock Proxy Statement filed on May 13, 2009 and (c) Amendment No. 1 to Preliminary Common Stock Proxy Statement filed on May 13, 2009. The Company responded to the Staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed February 27, 2009 and Form 10-Q for the quarterly period ended March 31, 2009 filed on May 11, 2009 in its letter dated June 2, 2009.

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (the “Form S-4”), together with a copy of this letter via EDGAR submission. In addition, the Company has filed today Amendment No. 2 to the Amended Preferred Stock Proxy Statement (the “Amended Preferred Stock Proxy Statement”) and Amendment No. 2 to the Amended Common Stock Proxy Statement (the “Amended Common Stock Proxy Statement”) via EDGAR submission. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We note your response to comment 5 in our letter dated April 3, 2009. We also note that you continue to qualify information disclosed on pages 74 through 78 by reference to information outside of the prospectus that has not been filed as an exhibit to the registration statement. Please refer to Securities Act Rule 411 and revise accordingly.

In response to the Staff’s comment, Citigroup has included the Declarations of Trust and Indentures as exhibits to the Form S-4 and has modified the reference on page 80 to indicate that the “Comparison of Rights Between the Subject Securities and the Common Stock” is qualified by reference to documents that are exhibits to the Form S-4.

2.	We note your response to comment 6 in our letter dated April 3, 2009. The consents and voting instructions that you require of tendering holders represent a significant portion of the consideration required to participate in the exchange. The information required by Section 14(a) of the Exchange Act with respect to each of the applicable proposals appears to be a necessary and material part of the security holders’ decision to tender their shares. Please revise to include all such information in the prospectus.

Citigroup confirms that based on discussions with the Staff on May 27 and 29, 2009, it has included the Amended Common Stock Proxy Statement and Amended Preferred Stock Proxy Statement as annexes to Amendment No. 2 and that such proxy statements form a part of the Form S-4. The disclosure on pages 6, 8, 11, 12, 14, 18, 46, 48 and 49 of Amendment No. 2, pages 1 and 12 of the Amended Preferred Stock Proxy Statement and the letter to the Holder of Public Preferred Depositary Shares included therein, and pages 1, 8, 11 and 13 of the Amended Common Stock Proxy Statement and the letters to the Holder of Public Preferred Depositary Shares or Trust Preferred Securities included therein, has been revised to reflect that each proxy statement is an annex to, and forms a part of, the Form S-4 and prospectus.

3.	We note your response to comment 8 in our letter dated April 3, 2009. Please file executed legality and tax opinions and forms of the letters of transmittal and voting trust agreement prior to requesting effectiveness of the registration statement.

Citigroup confirms that it will file executed legality and tax opinions and forms of the letters of transmittal and voting trust agreement prior to requesting effectiveness of the Form S-4.

4.	We note the use of tabular disclosure in the prospectus and each of the preliminary proxy statements. Please revise, by footnote, cross-reference or otherwise, to provide a more detailed discussion of the assumptions and formulas underlying the calculations in the tables. To the extent helpful to understanding the operation of a particular table, please include example calculations.

In response to the Staff’s comment, Citigroup has revised the disclosure on pages 27-32 and 62-63 of Amendment No. 2, pages 30-35 of the Amended Preferred Stock Proxy Statement and pages 35-40 of the Amended Common Stock Proxy Statement.

5.	Please revise the Cover Page and Summary so that you clearly communicate to the preferred shareholders that the result of the transactions will significantly change their rights and likely the value of their investment. In particular, please highlight that a failure to act on the exchange would likely result in either the failure of the transaction, or a situation where the preferred holder owns a security which will not pay dividends and has lost its preferential treatment on distributions in most situations.

In response to the Staff’s comment, Citigroup has revised the disclosure on the cover page and in the Summary on pages 20-21.

6.	We note your use of the measures TCE and Tier 1 Common including your disclosure on pages 8 and 39 of your Form S-4, as well as in various other locations in this filing and in your proxy statements. Similarly, we note your use of these measures in certain of your Forms 8-K filed with the Commission. These measures are considered non-GAAP measures. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable.

In response to the Staff’s comment, the disclosure on pages 8, 42, 43 and 44 of Amendment No. 2, page 10 of the Amended Preferred Stock Proxy Statement and pages 8 and 13 of the Amended Common Stock Proxy Statement has been revised. In addition, as previously confirmed to the Staff in Citigroup’s letter dated May 20, 2009, in Citigroup’s future Form 8-K filings where Citigroup uses non-GAAP measures, Citigroup will provide the information required by Item 10(e) of Regulation S-K and/or Regulation G, as applicable.

7.	To the extent any of the comments on the registration statement on Form S-4 are applicable to either of the preliminary proxy statements, please revise those documents accordingly.

Citigroup acknowledges the Staff’s comment and confirms that the disclosure in each of the Amended Preferred Stock Proxy Statement and the Amended Common Stock Proxy Statement has been revised accordingly.

Selected Financial Data, page 21

8.	Please tell us why you believe it is not necessary to update your selected financial data for the period ended March 31, 2009. Alternatively, please revise to update this presentation to include disclosure of the most recently reported period. Refer to Item 301 of Regulation S-K.

In response to the Staff’s comment, the disclosure on page 23 has been revised to include selected financial data for the period ended March 31, 2009, as well as the period ended March 31, 2008.

Unaudited Pro Forma Financial Information, page 23

9.	Please revise to expand your disclosures beginning on page 23, both in your footnotes and table headings, to better describe in plain English the transactions taking place. For example, please revise the second to last column on page 25, currently labeled “Exchange of Trust Preferred Securities for Common Stock,” to clarify here as well as in footnote 1 to the table that these amounts relate to the public preferred stock. Similar presentations would appear to be appropriate for other headings and footnotes.

In response to the Staff’s comment, the disclosure on pages 30-33 of Amendment No. 2, pages 27-29 of the Amended Preferred Stock Proxy Statement and pages 35-38 of the Amended Common Stock Proxy Statement has been revised.

10.	Please revise footnotes 10 and 13 to the table to disclose your significant assumptions used to determine the fair value of the 8% trust preferred securities.

In response to the Staff’s comment, the disclosure on pages 30 and 32 of Amendment No. 2, pages 27 and 29 of the Amended Preferred Stock Proxy Statement and pages 35 and 37 of the Amended Common Stock Proxy Statement has been revised.

Pro Forma Earnings Implications, page 29

11.	In the Low Participation Scenario, you will continue to have preferred shares outstanding but have not shown payment of any preferred dividends due to the suspension of dividends on this stock. Please revise your pro forma financial information to address the following:

a.

Under your current agreements, dividends on common stock cannot be declared and/or paid before full dividends have been declared and/or paid on your preferred stock. Please revise to disclose that under the Low Participation Scenario, you have not reflected the payment of preferred dividends because your presentation assumes that the Dividend Blocker agreement will pass.

In response to the Staff’s comment, the disclosure in footnotes 1 and 4 to the Pro Forma Earnings Implications table on pages 31 and 32 of Amendment No. 2, pages 34 and 35 of the Amended Preferred Stock Proxy Statement and pages 39 and 40 of the Amended Common Stock Proxy Statement has been revised.

b.	If the Dividend Blocker Agreement does not pass, you would be required to pay dividends on preferred stock prior to declaring and/or paying dividends on your common stock. Given your disclosure on page 14 of the proxy statement filed May 13, 2009 that the board believes that reinstating the common dividend is an important corporate objective as it will make your common stock more attractive to a number of institutional investors, some of which are prohibited from investing in stock that does not pay a dividend, please revise, either in footnote 4 to the table or elsewhere in the table as deemed appropriate, to disclose the pro forma impact of “preferred dividends paid to holders of preferred stock” if the Dividend Blocker Agreement is not approved and the Board elects to declare dividends on the common stock.

In response to the Staff’s comment, the disclosure in footnote 4 to the Pro Forma Earnings Implications table on page 32 of Amendment No. 2, page 35 of the Amended Preferred Stock Proxy Statement and page 40 of the Amended Common Stock Proxy Statement has been revised.

12.	Please revise this table to include a presentation of your historical financial information, specifically, historical earnings per share and historical dividends paid on preferred stock. Additionally, we note your response to our prior comment 24. We believe that incorporating a footnote disclosure of the full year financial impact of the payment of dividends on the government preferred into the Pro Forma Earnings Implications table on page 29 would promote better transparency and comparability for the reader, and would also render your presentation on page 30 unnecessary. Therefore, please revise your Pro Forma Earnings Implications table and related footnotes on page 29 to incorporate the information presented in the Annualized Earnings Implications table.

In response to the Staff’s comment, the disclosure on pages 34 and 35 of Amendment No. 2, pages 31 and 32 of the Amended Preferred Stock Proxy Statement and pages 39 and 40 of the Amended Common Stock Proxy Statement has been revised.

Risk Factors, page 31

The Exchange Offers and the USG/Private Holders Transactions will result..., page 31

13.	Please revise this risk factor, or add a separate risk factor, to discuss the significant amount of short positions in Citigroup’s stock and the potential impact of those positions on the stock price following the completions of the exchanges and the substantial increase in Citigroup’s common stock.

In response to the Staff’s comment, the disclosure on page 33 has been revised.

Terms of the Public Preferred Depositary Exchange Offers, page 45

14.	We note your response to comments 29 and 30 in our letter dated April 3, 2009. Please revise the “Questions and Answers About the Exchange Offers” section to address the fact that the company is not making a recommendation as to whether holders should exchange their shares of Subject Securities in the Exchange Offers and that the company has not retained, and does not intend to retain, a third person to negotiate on behalf of the holders, or to render an opinion as to the fairness of the consideration being offered to holders in the Exchange Offers.

In response to the Staff’s comment, the disclosure on page 6 has been revised.

Terms of the Trust Preferred Exchange Offer, page 46

15.	We note your response to comment 31 in our letter dated April 3, 2009. Please explain how the offer to exchange Trust Preferred Securities with an aggregate liquidation amount equal to $20.5 billion, less the aggregate liquidation preference of all Public Preferred Depository Shares accepted for exchange, could result in the number of shares of Common Stock issued in the Exchange Offers exceeding the Aggregate Share Cap. We note that the Aggregate Share Cap represents the maximum number of shares of Common Stock that could theoretically be delivered in connection with the Exchange Offers.

In response to the Staff’s comment, we have eliminated the Aggregate Share Cap concept throughout Amendment No. 2, and have revised the disclosure on the cover page and on pages 15 and 51 to disclose the maximum number of shares of Common Stock that could be issued in the Exchange Offers assuming full participation by holders of all Subject Securities (other than Series T Public Preferred Depositary Shares). As previously described to the Staff in our letter dated May 13, 2009, because the exchange factor applicable to the Series T Public Preferred Depositary Shares is lower than that applicable to all other Subject Securities, excluding the Series T Public Preferred Depositary Shares from this calculation produces the maximum number of shares of Common Stock that could be issued in the Exchange Offers.

Exhibit 8.1

16.	We note that counsel to the company assumes the correctness of certain other opinions of counsel with respect to the classification of certain entities and debt securities for federal income tax purposes. To the extent that counsel must rely upon other legal opinions in issuing the opinion in this matter, please revise the opinion to clarify this point and include those opinions as exhibits in this registration statement, along with the consent of Skadden, Arps, Slate, Meagher & Flom LLP.

In response to the Staff’s comment, we have eliminated the references in Exhibit 8.1 to opinions of other counsel.

Exhibit 99.2

17.	Please delete the language requiring the holder to acknowledge or certify that it has “read” the Voting Trust Agreement on page 5 and that it “understands” the terms in the last paragraph on page 6. Please also revise Exhibit 99.3 accordingly.

In response to the Staff’s comment, Citigroup will revise Exhibit 99.2 and 99.3 that will be filed with the Form S-4 before Citigroup requests effectiveness of the Form S-4.

Amendment No. 1 to Preliminary Preferred Stock Proxy Statement

Information on Voting Securities, page 8

24.	We note that two-thirds of each series of the USG Preferred Stock are required to approve the amendments described in the third bullet of the Dividend Blocker Amendment. Please tell us if just the portion of the Dividend Blocker Amendment in the third bullet or the entire Dividend Blocker Amendment will fail if the two-thirds threshold is not achieved with respect to each series of USG Preferred Stock. Please also tell us, with a view towards revised disclosure, if the USG has indicated how it intends to vote on the proposals in the Preferred Stock Proxy Statement.

Citigroup advises the Staff that because the Dividend Blocker Amendment has been presented to its stockholders for approval as a single amendment, if two-thirds of each series of USG Preferred Stock do not approve the amendments described in the third bullet of the Dividend Blocker Amendment, the entire Dividend Blocker Amendment (and not just the amendments described in the third bullet of the Dividend Blocker Amendment) would fail.

In addition, although Citigroup has not reached a final agreement with the USG as of the date hereof, the USG has indicated that it will vote its shares on the third bullet of the Dividend Blocker Amendment in the same proportion as all other shares voting on the Dividend Blocker Amendment. As a result, the USG’s vote will have no impact on the outcome of the vote on the Dividend Blocker Amendment. Once Citigroup’s agreement with the USG is finalized and executed, Citigroup intends to revise the disclosure in the Form S-4 and the Preferred Stock Proxy Statement to reflect any agreements that the USG has made with respect to voting its securities on the Dividend Blocker Amendment.

Amendment No. 1 to Preliminary Common Stock Proxy Statement

Questions and Answers About the Proxy Solicitation Materials…, page 1

Q: Who is soliciting my Proxy Instructions or proxy?, page 1

25.	We note your response to comment 74 in our letter dated April 3, 2009. Please revise the Common Stock Proxy Statement to highlight the fact that at the time they make their investment decision, the holders of Public Preferred Depositary Shares and Trust Preferred Securities will not know the results of the Exchange Offers or the actual number of shares of common stock necessary to convert all of the outstanding Interim Securities into shares of common stock.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Amended Common Stock Proxy Statement.

*                *                *

Should you have any questions or comments regarding the foregoing, please contact David Lopez, Alan Beller, Jeffrey Karpf or Neil Whoriskey of Cleary Gottlieb Steen & Hamilton LLP, counsel to Citigroup Inc., at (212) 225-2000.

Sincerely,

/s/ David Lopez
David Lopez

cc:

Alan Beller, Esq.

Jeffrey Karpf, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Michael S. Helfer, Esq.

Andrew M. Felner, Esq.

Julie A. Bell Lindsay, Esq.

Citigroup Inc.

George R. Bason, Esq.

Davis Polk & Wardwell LLP